UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2011

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated August 15, 2011.

Exhibit 99.1

Golar LNG Limited - Q2 2011 results presentation

Golar LNG's 2nd Quarter 2011 results will be released before the Oslo market opens on Thursday, August 18, 2011. In connection with this a webcast presentation will be held at 2.30 P.M (London Time) on Thursday, August 18, 2011. The presentation will be available to download from the Investor Relations section at www.golarlng.com

This webcast will be immediately followed by a Q&A session. Participants will be able to join this webcast by dialing-in using the following details:

a. Webcast
Go to the Investor Relations section at www.golarlng.com  and click on the link to ‘‘Webcast’’. To listen to the conference call from the web, you need to have installed Windows Media Player, and you need to have a sound card on your computer.

b. Teleconference
Call-in numbers:
Norway Free call 800 19640
Norway Toll +47 2316 2190

International call +44 20 7136 6284

UK Free call 0800 028 1277

US Toll +1 212 444 0413

USA Free call 1888 935 4577

The participants will be asked for their name and conference ID. The Golar conference ID is 2523453

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

Please download the presentation material from www.golarlng.com  (Investor Relations) to view it while listening to the conference.

If you are not able to participate at the time of the call, you can either listen to a replay of the conference call on www.golarlng.com  (Investor Relations), or listen to a playback by dialing:

International call +44 (0)20 7111 1244

USA Toll +1 347 366 9565

Norway Toll  +47 2100 0498

- followed by replay access number 2523453#

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: August 23, 2011	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer